EAGLE CAPITAL GROWTH FUND, INC.

Exhibit 77Q1(a) Amendments to Bylaws

Sections 4.02 and 4.07 of the Fund's Bylaws are amended to read as follows:

         4.02 Annual Meeting. The annual shareholders meeting shall be held on the third Thursday of April of each year or at a time designated by the Board of Directors. If that day is a legal holiday, then the next meeting shall be held the next day at a time designated by the Board of Directors. Directors shall be elected at each annual meeting and such other business transacted as may come before the meeting.

         4.07 Quorum. Unless a greater or lesser quorum is required in the Articles of Incorporation or by the laws of the State of Maryland, the shareholders present at a meeting in person or by proxy who, as of the record date for such meeting, were holders of one third (1/3) of the outstanding shares of the Corporation entitled to vote at the meeting shall constitute a quorum at the meeting. Whether or not a quorum is present, a meeting of shareholders may be adjourned by a vote of the shares present in person or by proxy. When the holders of a class or series of shares are entitled to vote separately on an item of business, this By-law applies in determining the presence of a quorum of such class or series for transaction of such item of business.